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CUSIP NO. J24210-10-6                   13D                 PAGE 1 OF 35 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         INTERNET INITIATIVE JAPAN INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   J24210-10-6
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Norio Wada
                   Nippon Telegraph and Telephone Corporation
                                 2-3-1 Otemachi
             Chiyoda-ku, Tokyo 100-8116, Japan Tel: +81-3-5205-5481

                                    Copy to:

                                Nobuhisa Ishizuka
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                 1-6-1 Roppongi
              Minato-ku, Tokyo 106-6021, Japan Tel: +81-3-3568-2600

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 16, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are sent.

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CUSIP NO. J24210-10-6                   13D                 PAGE 2 OF 35 PAGES
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-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              NIPPON TELEGRAPH AND TELEPHONE CORPORATION
              (No I.R.S. Identification No.)
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                      (b) / /
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             / /
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              JAPAN
-------------------------------------------------------------------------------
        NUMBER OF             7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -10,095-
        OWNED BY        -------------------------------------------------------
          EACH                8      SHARED VOTING POWER
        REPORTING
         PERSON                      - 2,040*-
          WITH          -------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     -10,095-
                        -------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     - 2,040*-
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,135 Common Shares
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
              CERTAIN SHARES

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              31.6%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
-------------------------------------------------------------------------------

* Solely in its capacity as the sole and direct stockholder of NTT Communications Corporation.

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CUSIP NO. J24210-10-6                   13D                 PAGE 3 OF 35 PAGES
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-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              NTT COMMUNICATIONS CORPORATION
              (No I.R.S. Identification No.)
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                      (b) / /
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             / /
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              JAPAN
-------------------------------------------------------------------------------
        NUMBER OF             7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -2,040-
        OWNED BY        -------------------------------------------------------
          EACH                8      SHARED VOTING POWER
        REPORTING
         PERSON                      - 0-
          WITH          -------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     -2,040-
                        -------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     - 0-
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,040 Common Shares
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
              CERTAIN SHARES

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.3%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
-------------------------------------------------------------------------------

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CUSIP NO. J24210-10-6                   13D                 PAGE 4 OF 35 PAGES
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ITEM 1.       SECURITY AND ISSUER.

              This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value JPY50,000 per share (the "Common Shares"), of Internet Initiative Japan Inc. (the "Company"). The Company is a corporation organized under the laws of Japan, and its principal executive offices are located at Jinbocho Mitsui Building, 1-105 Kanda Jinbocho, Chiyoda-ku, Tokyo 101-0051, Japan.

              Information set forth in the Exhibits and Schedules attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedules.

ITEM 2.       IDENTITY AND BACKGROUND.

       (a) This statement is being filed jointly by Nippon Telegraph and Telephone Corporation, a corporation organized under the laws of Japan ("NTT"), and NTT Communications Corporation, a corporation organized under the laws of Japan ("NTT Communications" and, together with NTT, the "Reporting Persons").

       (b) The principal business of NTT is to serve as a holding company for subsidiaries engaged in providing telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, Integrated Services Digital Network ("ISDN") services, sale of telecommunication equipment and other services. The principal executive offices of NTT are located at 2-3-1 Otemachi, Chiyoda-ku, Tokyo 100-8116, Japan.

       (c) The principal business of NTT Communications is to provide inter-prefectural telecommunications, multimedia network services and related services, including providing local, long distance and other telecommunications services outside of Japan. The principal executive offices of NTT Communications are located at 1-1-6 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-8019, Japan.

       (d) The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of each of NTT and NTT Communications are set forth on Schedules A and B to this Schedule 13D, respectively.

       (e) During the last five years, neither Reporting Person nor, to the best of its knowledge, any of: (1) the Reporting Person's subsidiaries, executive officers, directors; (2) the executive officers and directors of any person controlled by such Reporting Person; or (3) the directors and executive officers of any person ultimately in control of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (f) During the last five years, neither Reporting Person nor, to the best of its knowledge, any of: (1) the Reporting Person's subsidiaries, executive officers or directors; (2) the executive officers and directors of any person controlled by such Reporting Person; or (3) the directors and executive officers of any person ultimately in control of the Reporting Person was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. J24210-10-6                   13D                 PAGE 5 OF 35 PAGES
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ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The aggregate amount of funds required for NTT to purchase 10,095 Common Shares (the "NTT Shares") pursuant to the Subscription Agreement, dated September 16, 2003, between NTT and the Company (the "Subscription Agreement"), an English translation of which is attached hereto as Exhibit 1, was JPY9,603,373,500.

              NTT acquired the NTT Shares in accordance with the terms and conditions set forth in the Subscription Agreement under a registration exemption under the Securities Act of 1933, as amended (the Securities Act"). The cash paid by NTT to the Company and certain arrangements with the Company pursuant to the Subscription Agreement were the consideration for the NTT Shares.

              The funds used to purchase the NTT Shares were obtained from working capital of NTT.

              The aggregate amount of funds required for NTT Communications to purchase 788 Common Shares (the "New NTTC Shares", and together with the NTT Shares, the "Subject Shares") on September 16, 2003 in connection with a third-party allotment of newly issued Common Shares under a registration exemption under the Securities Act, was JPY749,624,400. As a result, NTT Communications has an aggregate 2,040 Common Shares (the "NTTC Shares") after the consummation of the third-party allotment.

              The funds used to purchase the New NTTC Shares were obtained from working capital of NTT Communications.

ITEM 4.       PURPOSE OF TRANSACTION.

              NTT entered into the Subscription Agreement and acquired the NTT Shares to: (i) assist in stabilizing the management of the Company to enable the Company to continue to provide network and platform services necessary for NTT affiliates to maintain a high level of service to their customers; (ii) preserve the Company's leading competitive position in the market by strengthening its relationship with the Company in respect of business strategies for the development of broadband services; and (iii) establish a strategic relationship to, among other things, explore the joint development and marketing of IT products and services through certain business collaboration arrangements with the Company.

              The Subscription Agreement provides that, of the members of the board of directors and the statutory auditors of the Company to be elected at the first shareholders' meeting after the execution of the Subscription Agreement, a total of three shall be persons nominated by NTT, subject to shareholders' approval. The Company's articles of association provides for up to seven members on the board of directors and three or more statutory auditors, respectively. To facilitate the election of NTT nominees as directors and statutory auditors as described above, the Company has agreed to make amendments to provisions in the Company's articles of association and bylaws relating to the number of directors and statutory auditors and to take other steps, as necessary. Until such time as the nominees are duly elected, NTT may appoint two persons as observers having the right to attend all of the Company's board meetings to assure timely arrangements for its business collaboration with the Company.

              Other terms of the Subscription Agreement that may relate to the Company's business and corporate structure are set forth in Item 6, which are incorporated herein by reference.

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CUSIP NO. J24210-10-6                   13D                 PAGE 6 OF 35 PAGES
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              NTT Communications' purpose for purchasing the New NTTC Shares is to strengthen its business relationship with the Company.

              Subject to the foregoing, each Reporting Person has acquired the Subject Shares to which this Schedule 13D relates for investment purposes based upon its evaluations of the Company's business prospects, market conditions, future development and other factors. Subject to the foregoing, each Reporting Person may from time to time acquire additional Common Shares, or sell or cause to be sold all or a portion of the Common Shares over which each Reporting Person exercises voting and dispositive power, whether in open market or privately negotiated transactions or otherwise.

              Except as disclosed in this Item 4, each Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instruction to Item 4 of Schedule 13D. Each Reporting Person, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Company's stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate, subject to relevant legal restrictions.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) NTT owns 10,095 Common Shares acquired on September 16, 2003 pursuant to the Subscription Agreement. As the sole shareholder of NTT Communications, NTT has the power to direct the management and the business affairs of NTT Communications, which owns 2,040 Common Shares. Accordingly, NTT may be deemed to be the beneficial owner of 12,135 Common Shares, or 31.6% of the Common Shares. The percentage of Common Shares outstanding reported as beneficially owned by NTT herein is based upon the Common Shares issued and outstanding as of September 16, 2003, as represented by the Company in the Subscription Agreement.

              NTT Communications owns 2,040 Common Shares, or 5.3% of the Common Shares, after acquiring 788 Common Shares issued on September 16, 2003 pursuant to a third-party allotment of newly issued Common Shares of the Company.

              NTT Communications was a party to a shareholders' agreement among certain shareholders of the Company dated March 12, 2001 (the "Shareholders' Agreement") governing the disposition of the Company's Common Shares. By virtue of the Shareholders' Agreement, NTT Communications may have been considered to be part of a group with each of the other shareholders, holding shared dispositive power over 13,222 shares, which was equivalent to 51.36% of the Common Shares outstanding after June 27, 2003. As of September 16, 2003, the Shareholders' Agreement terminated in accordance with its terms, and NTT Communications currently does not hold any shared dispositive power with respect to the Common Shares.

       (b) NTT has sole power to vote and dispose of the NTT Shares and has, as the sole and direct stockholder of NTT Communications, shared power to vote and dispose, or direct the voting or disposition of, the NTTC Shares.

       (c) There have been no transactions in the Common Shares of the Company (except as described in Item 4 above) effected during the past 60 days or since the most recent filing of a Schedule 13D, whichever is less, by either Reporting Person.

       (d) No other person is known by either NTT or NTT Communications to have the right to receive or the power to direct the receipt of dividends from or

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CUSIP NO. J24210-10-6                   13D                 PAGE 7 OF 35 PAGES
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the proceeds from the sale of the NTT Shares or the NTTC Shares.

       (e) Not applicable.

              References to, and descriptions of, the Subscription Agreement as set forth in this Item 5 or in Item 4 are qualified in their entirety by reference to the Subscription Agreement, the English translation of which is included as Exhibit 1 to this Schedule 13D, and are incorporated in Items 4 and 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The information set forth, or incorporated by reference, in Items 3 through 5 is incorporated hereby by reference.

              The Subscription Agreement contains certain minority shareholder protection provisions, such as a preemptive right provision which requires the Company to give NTT notice of its intention to issue and sell any new securities. Upon such notice, NTT may purchase a pro rata share of such securities so as to maintain its percentage ownership interest in the Company. "New securities" include any capital stock of the Company, rights, options or warrants to purchase capital stock of the Company, and any other securities which may be converted into capital stock of the Company, but exclude rights represented by warrants or options (or capital stock to be issued upon the exercise thereof) already granted pursuant to the Company's stock incentive plan and the capital stock to be issued upon the exercise of certain convertible bonds of the Company.

              Under the Subscription Agreement, NTT has "piggy back" and demand registration rights in respect of the NTT Shares.

              The Subscription Agreement provides for indemnification of NTT by the Company for any damages, losses and expenses NTT may suffer or incur (including losses that NTT may suffer as a result of a decrease in the market price of the NTT Shares) to the extent such damages, losses and expenses result from or are related to: (i) untrue statements in any of the representations or warranties of the Company in the Subscription Agreement; or (ii) the Company's failure to perform or comply with any of the obligations on the part of the Company under the Subscription Agreement.

              NTT and the Company have agreed in the Subscription Agreement to certain business collaboration arrangements to improve the business operations of the Company and further the business relationship between NTT and the Company. Specifically, NTT and the Company have agreed in principle that: (i) when NTT and the Company find it necessary for the execution of the Company's business plan, the Company shall draft a business improvement plan, which plan shall be faithfully implemented by the Company; (ii) NTT and the Company shall use good faith to jointly engage, where possible, in the development of broadband and information technology and other related businesses; (iii) NTT and the Company shall endeavor for the Company to expand its business relationship with NTT and its subsidiaries and affiliates in connection with the Company's new business opportunities; and (iv) NTT and the Company shall discuss arrangements for seconding employees to each other to carry out the intention of subparagraph (iii) above, provided that NTT shall not second any of its employees to IIJ America Inc., a U.S. subsidiary of the Company, unless NTT and the Company agree otherwise.

              Except as provided in the Subscription Agreement or set forth in this Item 6, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the

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CUSIP NO. J24210-10-6                   13D                 PAGE 8 OF 35 PAGES
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securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit Description.

1. Subscription Agreement (English translation), dated September 16, 2003, by and between Nippon Telegraph and Telephone Corporation and Internet Initiative Japan Inc.

2. Joint Filing Agreement, dated September 25, 2003, by and between Nippon Telegraph and Telephone Corporation and NTT Communications Corporation.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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CUSIP NO. J24210-10-6                   13D                 PAGE 9 OF 35 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2003

                                     NIPPON TELEGRAPH AND TELEPHONE CORPORATION


                                     By:  /s/ Norio Wada
                                     ------------------------------------------
                                          Name:  Norio Wada
                                          Title: President

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CUSIP NO. J24210-10-6                   13D                 PAGE 10 OF 35 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2003

                                     NTT COMMUNICATIONS CORPORATION


                                     By: /s/ M. Suzuki
                                     ------------------------------------------
                                         Name:  Masanobu Suzuki
                                         Title: President

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CUSIP NO. J24210-10-6                   13D                 PAGE 11 OF 35 PAGES
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                                  EXHIBIT INDEX


1. Subscription Agreement (English translation), dated September 16, 2003, by and between Nippon Telegraph and Telephone Corporation and Internet Initiative Japan Inc.

2. Joint Filing Agreement, dated September 25, 2003, by and between Nippon Telegraph and Telephone Corporation and NTT Communications Corporation.

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CUSIP NO. J24210-10-6                   13D                 PAGE 12 OF 35 PAGES
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                                                                     EXHIBIT 1
(English translation)
                             Subscription Agreement


         This Subscription Agreement (hereinafter referred to as the "Agreement") made and entered into by and between Nippon Telegraph and Telephone Corporation (hereinafter referred to as "NTT") and Internet Initiative Japan Inc. (hereinafter referred to as "IIJ") for the purchase by NTT (or its nominee) of shares in IIJ subject to and under the terms and conditions hereinafter set forth.

                                   WITNESSETH:

                             Chapter 1. Definitions

Article 1.  (Definitions)

         The following terms as used herein shall have the following meanings ascribed to them:

(1) "IIJ Business" shall mean and include all lines of business which are being operated by IIJ as of the date hereof;

(2) "New Shares" shall mean the 10,883 additional shares of common stock of IIJ which shall be issued to and purchased by NTT (or its nominee) pursuant to the "New Issuance" (as hereinafter defined);

(3) "New Issuance" shall mean issuance of New Shares by IIJ pursuant to the terms and conditions set forth in Article 2; and

(4)      "Closing Date" shall mean the date specified as such in Article 2.


                             Chapter 2. New Issuance

Article 2.  (New Issuance)

         IIJ hereby agrees to offer, sell and issue to NTT (or its nominee) by third party allotment, and NTT hereby agrees to subscribe, purchase and pay for the New Shares, subject to and under the terms and conditions of this Agreement.

      o    Method of placement:                 10,883 new shares shall be
                                                allotted to NTT (or its nominee)
                                                by third party allotment;

      o    Issue price:                         JPY951,300 per share;

      o    Portion of the issue price not       JPY475,650 per share;
           credited to IIJ's capital
           account:

      o    Date by which the New Shares         September 16, 2003;
           must be subscribed for:

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CUSIP NO. J24210-10-6                   13D                 PAGE 13 OF 35 PAGES
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      o    Closing Date:                        September 16, 2003;

      o    Escrow Bank:                         The Mizuho Corporate Bank, Ltd.,
                                                Otemachi Sales Division; and UFJ
                                                Bank Limited, Nihonbashi Branch;
                                                and

      o    The New Shares shall entitle         April 1, 2003
           the holder thereof to receive
           all dividends declared on or
           after:

                    Chapter 3. Representations and Warranties

Article 3.  (Representations and Warranties of IIJ)

         IIJ hereby represents and warrants to NTT that the following statements are true and correct as of the date hereof and as of the Closing Date or as of any other date or dates specified:

         3.1      Group Companies

                  IIJ and its subsidiaries (the "IIJ Group Companies" which shall mean collectively or individually the companies thereof as the context requires, provided, that such term does not include Crosswave Communications, Inc., Crosswave Facilities, Inc., Crosswave Services Inc. and Crosswave Communications America Inc.) are as set forth in the "List of IIJ Group Companies" attached hereto as Exhibit 3-1.

         3.2      Lawful Formation and Existence of IIJ Group Companies

                  The IIJ Group Companies are duly organized and validly existing under the laws of Japan or their jurisdiction of formation and have full and complete legal right, power and authority to own and use their assets and to carry on their present businesses.

         3.3      Share Capital of IIJ

                  IIJ is authorized to issue 75,520 shares of common stock, out of which 25,745 shares have been duly and validly issued and are now outstanding. Except for those outstanding shares, the New Shares and those shares disclosed in Exhibit 3-3 attached hereto, there exist no outstanding shares issued by IIJ, nor there exist any outstanding subscription rights, stock acquisition rights, bonds with stock acquisition rights or other rights or options granted or issued by IIJ which are convertible or exchangeable into shares of IIJ or other rights which entitle the holders thereof to purchase or acquire shares of IIJ. IIJ's shareholders registry to be delivered to NTT pursuant to the third paragraph of the Article 6 hereof is true and correct as of March 31, 2003 and, to IIJ's knowledge, IIJ's beneficial shareholders' list to be delivered to NTT pursuant to the third paragraph of the
         Article 6 hereof shows the beneficiary shareholders who hold American Depository Receipts ("ADRs") in an amount equal to 5% or more of IIJ's shares outstanding as of December 31, 2002.

         3.4      Issuance of New Shares

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CUSIP NO. J24210-10-6                   13D                 PAGE 14 OF 35 PAGES
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                  Upon the payment of the purchase price on the Closing Date prescribed in Article 7, as of the day following the date thereof, NTT will have full and complete ownership of the New Shares, free of any and all encumbrances, and all of the New Shares will be validly and legally issued by IIJ.

         3.5      Lawful Execution of this Agreement

                  The execution and performance of this Agreement (including, but not limited to, the New Issuance) by IIJ are within the its business purposes and have been duly authorized under all applicable laws and regulations of Japan or elsewhere (including but not limited to the Japanese Telecommunications Business Law, anti-monopoly laws, U.S. Securities Act of 1933, Communications Act, anti-trust laws and Exon-Florio Act), other governmental rules (including but not limited to the Federal Communications Commission rules and regulations), notifications, guidelines, orders and directives having the force of law and stock exchange rules including, but not limited to, the regulations of the NASDAQ National Market which are applicable to IIJ (hereinafter collectively referred to as the "Applicable Laws and Regulations") and the articles of association, by-laws, or other internal rules of IIJ.

         3.6      Validity and Enforceability of this Agreement

                  This Agreement has been duly executed by a duly authorized officer of IIJ and upon its execution by or on behalf of IIJ, this Agreement constitutes legal, valid and binding obligations of IIJ enforceable against it in accordance with its terms.

         3.7      Legality of this Agreement and No Contractual or Other
                  Violations

                  Except those disclosed in the "List of Licenses, Approvals, Authorizations, Declarations, Filings and Registrations Required for the Execution and Performance of this Agreement" attached hereto as
         Exhibit 3-7, no consents, licenses, approvals or filings are required by any governmental agency of Japan or elsewhere ("Applicable Government Agencies") under Applicable Laws and Regulations with respect to IIJ for the due execution and performance by NTT and IIJ, of this Agreement, nor will any governmental agency of Japan or elsewhere likely to prevent this Agreement from being executed or performed. The execution and performance by IIJ of this Agreement will neither conflict with any Applicable Laws and Regulations or its articles of association, by-laws or other internal rules or any law, regulation or agreement by which it or any of its assets is bound nor constitute a cause for cancellation or termination of such agreement or acceleration of any of its obligations thereunder nor in any way infringe any of the rights or interests of any other persons or entities who have any relationship with IIJ.

         3.8      Approvals and Permits of the IIJ Group Companies

                  None of the IIJ Group Companies is in breach of any Applicable Laws and Regulations or its articles of association, by-laws or other internal rules in carrying on its business. Each of the IIJ Group Companies has all approvals, permits and licenses from the Applicable Government Agencies which is required to carry on its business, and there exists no event or circumstance which will cause invalidation, cancellation, termination, revocation or non-renewal of any such approval, permit or license. Consummation of the New Issuance as contemplated hereby will not cause nor is likely to cause invalidation, cancellation, termination, revocation or non-renewal of any such

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CUSIP NO. J24210-10-6                   13D                 PAGE 15 OF 35 PAGES
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         approval, permit or license, nor is it likely that any fine, penalties or conditions will be imposed by any Applicable Government Agency.

         3.9      No Event of Default

                  All contracts, agreements and promises, whether written or oral, to which any of the IIJ Group Companies is a party, are valid contracts, agreements or undertakings enforceable against their respective parties in accordance with their respective terms and conditions. No event of default by either party thereto, whether an IIJ Group Company or otherwise, has occurred or is existing under any such contract, agreement or promise.

         3.10     Financial Statements of IIJ

                  The financial statements delivered by IIJ to NTT pursuant to the fourth paragraph of Article 6 are true and correct copies of IIJ's unconsolidated balance sheet, profit and loss statement and other financial statements (including the accounts of business and the supplementary statements thereto) and IIJ's consolidated balance sheet, profit and loss statement and other financial statements as of March 31, 2003 (hereinafter, collectively, referred to as the "Financial Statements"). The consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles, accounting standards and auditing standards in the U.S., the unconsolidated Financial Statements have been prepared and audited in accordance with those in Japan, such Financial Statements accurately and fairly present the financial conditions and the results of operations of IIJ as of the date stated therein. Since March 31, 2003 to the date hereof there have been no developments which may have a material adverse effect on the financial condition or results of operations of IIJ except for any adverse effects caused by the petitioning for Corporate Reorganization Procedure by Crosswave Communications, Inc. ("Crosswave") and its subsidiaries or any other adverse effects related thereto.

         3.11     No Other Debts

                  (1) The IIJ Group Companies have lawfully and properly prepared and filed all tax and other returns with respect to any and all taxes and other assessments including, but not limited to, corporate income tax and social security taxes that have accrued before the Closing Date and have paid all such accrued taxes and assessments when due.

                  (2) Except those liabilities which accrue during the course of its normal business operations, there are no liabilities of IIJ that are not reflected in the Financial Statements.

         3.12     Intellectual Property

                  The IIJ Group Companies own or otherwise control all patent rights, utility model rights, trademark rights, copyrights, design patent rights, trade secrets, domain names, know-how and other intellectual property rights, whether granted or pending (hereinafter collectively referred to as "Intellectual Property Rights") that are necessary to properly and efficiently carry out its business. None of the Intellectual Property Rights is presently subject to or is likely to become subject to any lien or other encumbrance, whether statutory, contractual or otherwise. To IIJ's knowledge and belief, none of such rights is presently infringed upon by any third party. The IIJ Group Companies have not infringed upon any Intellectual Property Right owned or controlled by any third party nor have received or are likely to

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         receive from any third party notice that they are infringing upon any
         Intellectual Property Rights owned or controlled by such third party.

         3.13     No Labor Disputes

                  The IIJ Group Companies are not in breach of any of the terms and conditions of any employment agreement with any of its employees and are in full compliance with the Labor Standards Act, as amended, and all applicable labor laws. The IIJ Group Companies do not and are not likely to have any labor dispute with any of its present or past employees. The IIJ Group Companies have not experienced during the past five (5) years and are not likely to experience in the foreseeable future any labor disputes including, but not limited to, strikes, pickets, walkouts and slow-downs.

         3.14     No Adverse Changes in Business Operations

                  Since March 31, 2003 to the Closing Date, no material changes have occurred in the business operations of the IIJ Group Companies, except for any adverse effects caused by the petitioning for Corporate Reorganization Procedure by Crosswave and its subsidiaries or any other adverse effects related thereto.

         3.15 All contracts and agreements, whether written or oral, now existing between IIJ and any of the IIJ Group Companies including those between IIJ and Crosswave, are on arm's length terms and conditions.

         3.16     No Lawsuits

                  The IIJ Group Companies are not, with respect to their business operations, except as disclosed in Exhibit 3-16 hereto, (i) parties to any pending lawsuit or other legal proceedings (including but not limited to petitions for provisional attachment or disposition), reconciliation or arbitration proceedings or any other governmental investigation or proceedings (hereinafter collectively referred to as "Legal Proceedings"); (ii) likely to become parties to any Legal Proceedings, except for the Legal Proceedings that may arise out of or in connection with the petitioning for Corporate Reorganization Procedure by Crosswave and its subsidiaries; and (iii) no Legal Proceedings that have been instituted and are pending or are threatened against the IIJ Group Companies, except for the Legal Proceedings that may arise out of or in connection with the petitioning for Corporate Reorganization Procedure by Crosswave and its subsidiaries;

         3.17     True and Correct Disclosure

                  No data or information heretofore disclosed by IIJ to NTT hereunder for the purpose of entering into this Agreement to NTT hereunder, whether disclosed in writing or orally, with respect to the IIJ Group Companies includes any material data or information which is incorrect or untrue. All material data and information with respect to the IIJ Group Companies that NTT or its agents considered material in respect of the New Issuance contemplated hereby and have requested have been fully disclosed to NTT or its agents. The IIJ Group Companies have properly made all disclosures and other filings and reports that are required under Applicable Laws and Regulations. No material data or information included in such disclosures, filings or reports include any incorrect data or information. For the purpose of this Section 3.17, material data or information shall mean such information as to which NTT, in its reasonable judgment, would have decided not to execute this Agreement or would have determined that the terms and conditions of this

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         Agreement, including, but not limited to, the purchase price of the New
         Shares, would be materially affected thereby, if it had been made aware of the incorrectness or existence thereof.

         3.18     No Material Adverse Changes

                  There exist no events or circumstances which are likely to have any adverse effect on the business, operations, financial conditions, profitability or business prospect of the IIJ Group Companies or otherwise may likely cause damage to NTT, except for any adverse effects caused by the petitioning for Corporate Reorganization Procedure by Crosswave and its subsidiaries or any other adverse effects related thereto.


             Chapter 4. Obligations and Covenants of IIJ Applicable
                                 up to the Closing Date

Article 4. (Covenants of IIJ Applicable during the Period of the Date Hereof to and Including the Closing Date)

         IIJ hereby covenants to NTT that during the period between the date hereof up to and including the Closing Date:

         4.1      Business Operations

                  The IIJ Group Companies shall continue to operate their businesses, with the duty of care of a good manager, substantially in the same manner as they were operated during the period up to the date hereof, and they shall not do or permit to be done any act, deed or thing that is likely to result in having a material adverse effect on the operations, assets, financial condition, profitability or prospects of their businesses.

         4.2      Consent of NTT

                  It shall not cause or permit the IIJ Group Companies to do any act, deed or thing which is out of the ordinary course of business without NTT's prior consent. It shall not cause or permit the IIJ Group Companies to do or promise to do any act, deed or thing which, under Applicable Laws and Regulations and/or their articles of association or by-laws, require approval or authorization of or reporting to their shareholders or board of directors, including but not limited to:

         (i)      amending or modifying the articles of association or by-laws;

         (ii) transferring, leasing, mortgaging or otherwise disposing of any of their assets other than in the ordinary course of their business;

         (iii) acquiring any additional asset other than in the ordinary course of their business;

         (iv) borrowing funds or incurring guaranty or other obligations or liabilities other than for the purpose of raising funds for working capital in the normal course of their business;

         (v) merging, assigning shares, transferring assets, exchanging shares, transferring shares, spinning off, consolidating with another company or entering into any equity tie-up with any other entity; and

         (vi) issuing or promising to issue additional shares, stock options, warrants or any other instrument convertible into or exchangeable with their shares, retiring their shares, reducing their share capital or otherwise changing their share capital.

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         4.3      Obligation to Fulfill the Conditions Precedent

                  IIJ shall exercise its best efforts to fulfill all the conditions precedent to NTT's obligation to pay the purchase price of the New Shares set forth in Article 5.

         4.4      Access to Information

                  IIJ shall cause the IIJ Group Companies to give to NTT and its authorized agents reasonable access to their accounting books, other records, offices, other facilities and assets so that they can inspect the same and/or make copies thereof as necessary at any time during IIJ's normal business hours.

         4.5      Acquisition of Licenses and Permits

                  IIJ shall obtain or make all approvals, permits, licenses, confirmations, filings and registrations that may be required under Applicable Laws and Regulations, and to abide by the rules and regulations of Applicable Laws and Regulations, for the consummation of the New Issuance contemplated hereby, including, but not limited to, those required under the laws of the U.S. and those which NTT believes would be appropriate and beneficial to obtain or make and so reasonably requests, so that all the conditions precedent to the lawful consummation of the New Issuance contemplated hereby can be fulfilled on or before the Closing Date.

         4.6      Other Procedures pursuant to Applicable Laws and Regulations

                  IIJ shall use its best efforts to cooperate with NTT with respect to all other procedures as may be reasonably requested by NTT pursuant to Applicable Laws and Regulations; provided, however, that this Section 4.6 shall survive after the Closing Date while IIJ remains to be a consolidated affiliate of NTT under the equity method.

         4.7      Other Acts and Assistance

                  In addition to the above matters, during the period from the date hereof up to and including the Closing Date, the IIJ Group Companies shall do such acts as NTT may reasonably request and cooperate with NTT.


                         Chapter 5. Conditions Precedent

Article 5.  (Conditions Precedent to NTT's Obligation to Pay the Purchase Price)

         NTT's obligation hereunder to pay for the New Shares on the Closing Date is specifically conditioned upon fulfillment of the following conditions precedent, which NTT may, in its sole discretion, waive in whole or in part:

         5.1      The representations and warranties made or given by IIJ in
         Article 3 are true and correct on the Closing Date;

         5.2 IIJ shall have fully performed or complied with on or before the Closing Date all the agreements and covenants under this Agreement;

         5.3 No event or circumstance shall have occurred at any time during the period between the date hereof and the Closing Date which is likely to have any material adverse effect on the business, operations, financial conditions, management results, creditworthiness or

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         profitability of IIJ or prospect of IIJ Business, except for any adverse effects caused by the petitioning for Corporate Reorganization Procedure by Crosswave and its subsidiaries or any other adverse effects related thereto;

         5.4 No cease and desist order, request, instruction or directive shall have been issued by any Applicable Government Agency to prevent NTT from subscribing for or acquiring the New Shares; and

         5.5 As of the Closing Date, there exists no shareholder of IIJ who owns shares of capital stock of IIJ at a shareholding ratio in excess of the shareholding ratio that will be owned by NTT after the consummation of the New Issuance contemplated hereby.


           Chapter 6. Payment for the New Shares and Share Certificate

Article 6.  (Documents to Be Delivered by IIJ to NTT on the Closing Date)

         By the Closing Date, IIJ shall deliver to NTT the following documents:

         (1) A copy of the minutes of the meeting of IIJ's board of directors at which the consummation and implementation of the New Issuance was duly authorized;

         (2) A copy of each of the approvals, permits, licenses, filings and registrations obtained or made prior to the Closing Date by IIJ to lawfully consummate and implement the New Issuance;

         (3) IIJ's shareholders registry as of March 31, 2003 and IIJ's beneficial shareholders list as of December 31, 2002;

         (4)      A copy of IIJ's Financial Statements;

         (5) A certificate signed by a representative director of IIJ in a form and substance satisfactory to NTT certifying that all the representations and warranties made or given by IIJ in this Agreement are true and correct and that no breach or event of default has occurred or is existing; and

         (6)      Any other documents that NTT may reasonably request.

Article 7.  (Payment of the Purchase Price of the New Shares)

         Subject to fulfillment of all the conditions precedent set forth in the prior Article and in exchange for the delivery by IIJ to NTT of the documents and certificates listed in the prior Article, NTT shall, on the Closing Date, pay to the Escrow Bank specified in Article 2 the full purchase price of the New Shares.

Article 8.  (Non-Issuance of Share Certificate)

         Upon payment under Article 7 above, NTT shall convey to IIJ its desires not to hold share certificates pursuant to Article 226-2 of the Commercial Code of Japan. IIJ shall, on the date immediately following the Closing Date, register NTT's name as a shareholder and provide for the non-issuance of share certificates to NTT in its shareholder registry.

Article 9.  (Use of Funds Raised by the Issuance of the New Shares)

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         Out of the funds raised by it as a result of issuance of new shares pursuant to the third party allotment announced on September 1, 2003, IIJ shall put in place an effective fund management, and endeavor for smooth redemption of the Yen-denominated, unsecured convertible bonds due March 31, 2005 (hereinafter referred to as the "Convertible Bonds") issued by IIJ.


                          Chapter 7. Management of IIJ

Article 10.  (Board of Directors and Statutory Auditors)

         10.1 After the consummation of the New Issuance, IIJ will be a consolidated affiliate under the equity method and, therefore, IIJ agrees as follows with respect its directors:

         (1) of the members of IIJ's board of directors and statutory auditors to be first elected after the execution of this Agreement, three (3) shall be nominees of NTT, subject to their successful election at a meeting of shareholders of IIJ pursuant to the relevant provisions of the Commercial Code of Japan, as amended; provided that, the identities of the three
                  (3) nominees and their positions shall be further discussed and agreed by IIJ and NTT; and

         (2) at the first meeting of its shareholders, whether annual or special, to be held after the consummation of the New Issuance, IIJ shall amend the provisions related to the number of directors and statutory auditors in its articles of association and take or cause to be taken all other actions necessary for the election of a total of three (3) directors and statutory auditors as set forth in the above subparagraph.

         10.2 Notwithstanding anything to the contrary in this Agreement, IIJ and NTT hereby acknowledge that NTT shall not have any right to nominate any nominees to the board of directors of IIJ America Inc.

Article 11.  (Attendance of Observers)

         11.1 During the period from the Closing Date to and including the date when the NTT director(s) and statutory auditor(s) are elected as provided in preceding Article 10.1, NTT shall have the right to appoint two (2) observers (hereinafter referred to as the "Observers") to attend all meetings of the board of directors of IIJ.

         11.2 In order to make sure that the Observer attends IIJ's meeting of the board of directors, IIJ shall, whenever it sends out a notice of meeting of its board of directors pursuant to the rules of its board of directors, at any time during the period from the Closing Date to and including the date the NTT director(s) and statutory auditor(s) are elected as provided in Article 10.1, concurrently send a copy of such notice to NTT.

Article 12.  (Submission of Financial Statements)

         12.1 IIJ shall furnish NTT with copies of the following documents specified in the following paragraphs within the respective periods therein specified:

         (1)      within two (2) months after the end of each fiscal year:
                  the audited consolidated and unconsolidated balance sheet as of the end of the fiscal year, its audited consolidated and unconsolidated profit and loss statement, the accounts of business (audited insofar as it relates to financial matters), its audited

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                  statement of appropriation and such additional financial
                  information as requested by NTT with respect to such fiscal year; provided, however, that the foregoing shall have been prepared in accordance with generally accepted accounting principles, accounting standards and auditing standards in Japan and the United States; and provided, further, that, with respect to the audited consolidated balance sheet as of the end of the fiscal year, the audited consolidated profit and loss statement, the accounts of business (audited insofar as it relates to financial matters) and the audited statement of appropriation with respect to such fiscal year prepared in accordance with generally accepted accounting principles, accounting standards and auditing standards in Japan, this paragraph shall not apply until such time as IIJ is required to prepare such statements pursuant to the Applicable Law and Regulations, and with respect to the audited consolidated balance sheet as of the end of the fiscal year, the audited consolidated profit and loss statement, the accounts of business (audited insofar as it relates to financial matters) and the audited statement of appropriation with respect to such fiscal year prepared in accordance with generally accepted accounting principles, accounting standards and auditing standards in the United States, this paragraph shall not be breached so long as such statements are furnished as promptly as possible after the preparation thereof;

         (2) within forty five (45) days after the end of the second fiscal quarter of each fiscal year: the unaudited semi-annual balance sheet (both consolidated and unconsolidated) as of the end of such second fiscal quarter of the fiscal year, its unaudited semi-annual profit and loss statement (both consolidated and unconsolidated) for the semi-annual fiscal period then ended and such additional financial data and reports as NTT may request; provided, that it is sufficient to provide reports which comply with the accounting regulations, auditing principles and generally accepted accounting principles in the U.S.; and

         (3) within forty five (45) days after the end of each fiscal quarter: its unaudited quarterly balance sheet (both consolidated and unconsolidated) as of the end of such fiscal quarter, its unaudited quarterly profit and loss statement (both consolidated and unconsolidated) for the fiscal quarter and such additional financial data and reports as NTT may request; provided, that it is sufficient to provide reports which comply with the accounting regulations, auditing principles and generally accepted accounting principles in the U.S.

         12.2 Notwithstanding anything to the contrary set forth in Section 12.1, IIJ shall promptly furnish NTT with such additional documents and information as NTT may from time to time request which are necessary for NTT to prepare its consolidated financial statements regarding IIJ.

         12.3 In addition to the materials required under Sections 12.1 and 12.2, IIJ shall promptly furnish NTT with such additional documents and information which are necessary for complying with required procedures under applicable laws as NTT may from time to time reasonably request.

         12.4 Whenever it furnishes NTT with any financial statement, report or data in the performance of its obligations set forth in Sections
         12.1 through 12.3, IIJ shall discuss with NTT any changes in fiscal year,

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         outside auditors and/or other necessary measures of the IIJ Group
         Companies.

         12.5 Whenever NTT has any questions with respect to any financial statement, data or information furnished to it by IIJ hereunder, it may raise such questions with IIJ, and IIJ shall promptly respond to such questions.

         12.6 In the event (i) any substantial change occurs in IIJ's shareholder base, (ii) any event or circumstance occurs that is likely to result in material adverse effect on IIJ's business operations, or
         (iii) any other event or circumstance of which NTT reasonably requests prompt notice from IIJ occurs, IIJ shall promptly notify NTT thereof.

Article 13.  (Inspection of IIJ's Books of Account and Other Records)

         NTT may, to the extent permitted by law, at any time and from time to time during the normal business hours of the IIJ Group Companies, visit, either directly or through its duly authorized agents including, but not limited to, its outside auditors, the principal office and/or other offices or facilities of the IIJ Group Companies and to inspect, make copies of and audit at its own expense such offices, facilities, accounting books, documents and other records of the IIJ Group Companies which NTT may reasonably request to be inspected, copied or audited. IIJ shall cooperate, and cause the IIJ Group Companies to cooperate, with above inspection, copying and audit.


                          Chapter 8. (NTT's Privileges)

Article 14.  (Anti-Dilution Clause)

         14.1 NTT shall have pre-emptive rights with respect to any and all issuances of shares, stock acquisition rights, warrants and other securities or instruments convertible into or exchangeable with shares of IIJ that may be issued by IIJ at any time in the future (hereinafter collectively referred to as "Additional Shares") in proportion to its then current "Shareholding Ratio". The term "Shareholding Ratio" as used herein with respect to NTT shall mean such ratio as may be obtained by dividing the number of outstanding shares of IIJ then held by NTT by the total number of issued and outstanding shares of IIJ. The terms "number of outstanding shares of IIJ then held by NTT" and "total number of shares of IIJ then issued and outstanding" as used herein shall include, without limitation, the number of shares of common stock of IIJ that may be issued upon conversion or exercise of convertible securities, stock acquisition rights or warrants then owned by NTT or upon conversion or exercise of the convertible securities, stock acquisition rights or warrants then issued and outstanding, as the case may be; provided, however, that the term "Additional Shares" as used herein does not include both (i) incentive stock options and warrants that have heretofore been granted, and incentive stock acquisition rights that may hereafter be granted, by IIJ to its directors, officers or employees or any third parties or shares that may be issued by IIJ upon exercise of such stock options, warrants and stock acquisition rights; and (ii) shares that may be issued by IIJ upon conversion of the Convertible Bonds.

         14.2 Whenever IIJ issues any Additional Shares as described above, it shall first send to NTT written notice specifying the material terms and conditions of such issuance including, but not limited to, the number of Additional Shares to be issued and their issue price and shall inquire if

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         NTT is willing to exercise its pre-emptive right set forth in Section
         14.1 with respect to such Additional Shares.

         14.3 NTT shall, within 14 days from the date of its receipt of the written notice described in Section 14.2, notify IIJ in writing whether or not it is going to exercise such pre-emptive right. If it is, it shall specify in such notice the number of Additional Shares for which it is going to subscribe and purchase; provided, that such number shall not exceed the product of the total number of Additional Shares to be issued by IIJ and NTT's then current Shareholding Ratio.

Article 15.  (Registration Rights)

         15.1 NTT may, from time to time, request IIJ to file a registration statement and/or any other filings with respect to the New Shares with Applicable Government Agencies if such registration or filing is necessary for NTT to be able to sell the New Shares in the Japanese or the U.S. market

         15.2 In the event IIJ files a registration statement and/or any other filings with any Applicable Government Agency with respect to its own shares, the New Shares shall, if necessary, also be registered at the same time.

Article 16.  (Understandings Regarding U.S. Securities Law)

         16.1 NTT, its nominee prescribed in the Article 2 hereof and IIJ hereby acknowledge that the New Issuance pursuant to this Agreement is being conducted in reliance upon the safe harbor prescribed in Rule 903 of Regulation S under the United States Securities Act of 1933 (hereinafter referred to as "Securities Act") and that such shares are not being registered with the United States Securities and Exchange Commission (hereinafter referred to as "SEC") except as prescribed in the Article 15 hereof. The aforesaid acknowledgment by NTT and IIJ shall be based upon the respective representations and warranties as to facts set forth in Sections 16.2 and 16.3.

         16.2 NTT hereby represents and warrants that: (i) NTT and its nominee by NTT as prescribed in Article 2 are Japanese corporations duly incorporated under the laws of Japan and its principal office or any other branch office located in Japan will subscribe for the New Shares; and (ii) NTT is subscribing the New Shares on its own account for its own benefit and is not subscribing for the account or benefit of a person resident in the United States (as defined in Regulation S under the Securities Act) or a U.S. Person (as defined in Regulation S under the Securities Act). NTT hereby represents, warrants and covenants that none of NTT, its nominee as prescribed in Article 2 or any of their respective Affiliate (as defined in Rule 405 under the Securities Act), or any person acting on behalf of the foregoing has not and will not engage in any directed selling efforts (within the meaning of Regulation S under the Securities Act) in the United States with respect to the New Shares.

         16.3 IIJ hereby represents, warrants and covenants that none of IIJ, any of its Affiliate, or any person acting on behalf of the foregoing has not and will not engage in any directed selling efforts in the United States with respect to the New Shares. IIJ hereby represents and warrants that it has satisfied all of the conditions set forth in the safe harbor rule of Regulation S under the Securities Act; provided, however, that the NTT's representations and warranties provided in this Article 16 are true and accurate and that NTT will comply with the covenants provided in this Article 16. Further, IIJ hereby covenants

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         that all other issuances of its shares to other entities scheduled to be conducted simultaneous with the New Issuance shall also be conducted in compliance with such safe harbor rules under Regulation S.

         16.4 NTT, its nominee prescribed in Article 2 hereof and any transferee of the New Shares shall not sell the New Shares, except as set forth below, in each case subject to state securities laws, if any:

                  (1) in the event the sale is conducted pursuant to an effective registration statement filed with the SEC;

                  (2) in the event the sale is conducted in compliance with Regulation S under the Securities Act; or

                  (3) in the event the sale is conducted in reliance on an exemption from the registration requirements of the Securities Act.

         16.5 NTT, its nominee prescribed in Article 2 hereof and any transferee of the New Shares shall not be deposited into the ADR program in respect of IIJ's common stock; provided, however, that the restrictions set forth herein shall not apply in the event that the New Shares are sold in accordance with Rule 144(k) under the Securities Act, the New Shares are no longer restricted securities pursuant to a transaction conducted in reliance on an exemption from the resale restrictions under the Securities Act, or the New Shares sold on a securities exchange or an over-the- counter market in Japan.

         16.6 Prior to NTT, its nominee prescribed in the Article 2 hereof or any transferee of the New Shares selling the New Shares as prescribed under Sections 16.4(2) or 16.4(3), it shall (i) notify IIJ as to such intentions, (ii) upon a reasonable request by IIJ, notify IIJ as to a legal opinion, certificates or any other information reasonably satisfactory to IIJ and (iii) cause such transferee to deliver a document to IIJ consenting to its compliance with the provisions of Sections 16.4 and 16.5; provided, however, that the restrictions set forth (iii) above shall not apply in the event that the New Shares are sold in accordance with Rule 144(k) under the Securities Act, the New Shares are no longer restricted securities pursuant to a transaction conducted in reliance on an exemption from the resale restrictions under the Securities Act, or the New Shares sold on a securities exchange or an over-the- counter market in Japan.

                        Chapter 9. Business Collaboration

Article 17.  (Agreement of Business Collaboration)

The parties hereto agree that, after the date hereof, they shall enter into business collaboration arrangements based on the following framework, it being agreed and understood that further details of such collaboration arrangements shall be determined later by their mutual agreement:

        (1) In the event the parties hereto find it necessary for the execution of IIJ's business plan, IIJ shall draft a business improvement plan and shall faithfully implement such plan.

        (2) The parties hereto shall use good faith to jointly engage, where possible, in the development of broadband and information technology and other related businesses.

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        (3)      The parties hereto shall endeavor for IIJ to expand its
                 business relationship with NTT and its subsidiaries and affiliates in connection with IIJ's new business opportunities.

        (4) The parties hereto shall discuss arrangements for seconding employees to each other to carry out the intention of subparagraphs (1) through (3) above, provided that NTT shall not second any of its employees to IIJ America, Inc., a U.S. subsidiary of IIJ, unless NTT and IIJ agree otherwise.

        (5) The parties hereto shall discuss and decide on the details of the secondment arrangement specified in the above subparagraph.


                             Chapter 10. Termination

Article 18.  (Termination)

         18.1 In the event any of the following Events of Default occurs at any time between the date hereof and the Closing Date, NTT may terminate this Agreement effective immediately by written notice to
         IIJ:

         (1) NTT is made aware that any of the representations and warranties made or given by IIJ in Article 3 is incorrect or untrue;

         (2)      IIJ breaches any other term or condition of this Agreement; or

         (3) prior to the Closing Date, the occurrence of any event or circumstance which has a material adverse effect on the value of the IIJ Group Companies regarding the business, business operations, assets, profitability of the IIJ Group Companies.

         18.2 In addition to the above subparagraphs, in the event the New Shares are not fully issued to NTT on or before October 31, 2003, NTT may terminate this Agreement effective immediately by written notice to IIJ.

         18.3 Termination by NTT of this Agreement pursuant to Sections 18.1 or 18.2 shall in no way limit NTT's right to recover losses and damages sustained by it.


                               Chapter 11. General

Article 19.  (No Public Announcement)

         The parties hereto agree that neither party shall, without prior consent of the other, make public by press release or otherwise the existence of this Agreement or the transactions contemplated hereby and shall determine by mutual agreement the content, timing and manner of any such publicity.

Article 20.  (Indemnification)

         IIJ shall indemnify and hold NTT harmless from and against any and all losses(including but not limited to losses that NTT may suffer as a result of a drop of the market price of the New Shares if and to the extent such drop is caused by the occurrence of any of the following events), damages, costs and expenses (including but not limited to reasonable attorneys' fees and expenses) that NTT may suffer or incur as a result of or in connection with the occurrence of any of the following events regardless of whether before or after the Closing Date or the date of issuance of the New Shares:

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         (1)      any of the representations or warranties made or given by IIJ hereunder is proven to be untrue; and

         (2) IIJ breaches or fails to perform or comply with any of the covenants or obligations on its part to be performed or complied with under this Agreement.

Article 21.  (Notice)

         Any and all notices, consents, approvals, requests, demands and other communications required or permitted to be made or given by one party to the other hereunder shall be in writing or by facsimile and shall be addressed to the party for which it is intended at its address shown below:

      If to NTT:
         Nippon Telegraph and Telephone Corporation
         2-3-1 Otemachi
           Chiyoda-ku, Tokyo 100-8116  Japan
           Attention: Mr. Takashi Hiroi, Senior Manager, Department 1 Facsimile No.: 03-5205-5129

      If to IIJ:
         Internet Initiative Japan Inc.
         Jinbocho Mitsui Bldg.
         1-105 Kanda, Jinbocho
         Chiyoda-ku, Tokyo 100-0051  Japan
         Attention: Mr. Akihisa Watai, Manager, President Office
         Facsimile No.: 03-5205-6441

Article 22.  (Costs and Expenses)

         22.1 IIJ shall be fully and solely liable for any and all stamp duties and other taxes and public charges (except corporation income tax payable on NTT's net income) payable in connection with the execution of this Agreement, issuance of the New Shares and payment of dividends declared and payable on the New Shares.

         22.2 Except as otherwise expressly provided for herein, each party hereto shall be fully and solely liable for any and all out-of-pocket costs and expenses (including, but not limited to, attorneys' fees) which may be incurred in connection with this Agreement (including its preparation), the issuance of the New Shares and any other transactions contemplated hereby.

Article 23.  (Confidentiality)

         At no time during the period of five (5) years from the date of disclosure shall either party hereto disclose or permit to be disclosed to any third party without the other party's prior consent, any confidential data or information of the other party learned in conjunction with or in the course of performance of this Agreement; provided, however, that the foregoing secrecy obligation shall not apply to any data or information: (i) which is required to be disclosed by Applicable Laws and Regulations; (ii) which is already a part of the public domain when received from the other party or which subsequently becomes publicly available without any fault on the recipient party; or (iii) which the recipient party may at any time rightfully acquire from any third party not owing any confidential obligations to such party.

Article 24.  (Non-Assignability)

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         Neither party hereto may assign, hypothecate or otherwise dispose of its rights and/or obligations hereunder, whether in whole or in part, to or in favor of any third party without the prior written consent of the other party.

Article 25.   (Entire Agreement)

         This Agreement, together with the Exhibits attached hereto and made a part hereof, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede any and all prior agreements or understandings with respect thereto.

Article 26.  (Governing Law)

         This Agreement shall be governed by and construed in accordance with the laws of Japan.

Article 27.  (Court of Exclusive Jurisdiction)

         The Tokyo District Court shall be the court of first instance having exclusive jurisdiction over any and all disputes that may arise between the parties hereto out of or in connection with this Agreement.

Article 28.  (Amendments)

         This Agreement may be amended or modified only by written agreement signed by or on behalf of both parties hereto.

Article 29.  (Matters Subject to Further Negotiation and Agreement)

         In the event any circumstance arises between the parties hereto which is not provided for herein, the parties shall discuss and resolve the same in accordance with the intent of this Agreement.


                         [No Further Text on This Page]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate, so that each can retain one executed copy hereof.

September 16, 2003


                     NTT: Nippon Telegraph and Telephone Corporation 2-3-1 Otemachi
                           Chiyoda-ku, Tokyo 100-8116, Japan
                           Norio Wada, President


                    IIJ:   Internet Initiative Japan Inc.
                           Jinbocho Mitsui Bldg.
                           1-105 Kanda, Jinbocho
                           Chiyoda-ku, Tokyo 100-0051, Japan
                           Koichi Suzuki, President


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Exhibit 3-1

                           List of IIJ Group Companies


Internet Initiative Japan Inc.
IIJ Technology Inc.
IIJ Media Communications Inc.
Net Care, Inc.
IIJ America Inc.


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Exhibit 3-3

                  List of Issued and Outstanding Stock Options, Warrants and Securities Convertible into or Exchangeable with Common Shares of IIJ


o    Unsecured Convertible Bonds Due March 31, 2005
o Stock options the grant of which was duly authorized by the shareholders at the special and annual meetings held on April 7, 2000 and June 27, 2001, respectively


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Exhibit 3-7

                  List of Licenses, Approvals, Authorizations, Declarations, Filings and Registrations Required for the Execution and Performance of this Agreement


1. Licenses, approvals, authorizations, declarations, filings and registrations required for the execution and performance of this Agreement by NTT

                     Schedule 13D
                     Form 6-K in respect of NTT's investment in IIJ
                     Current Report pursuant to the Current Report Regulations of the Tokyo Stock Exchange
                     Report under Article 10-2 of the Law Related to Private Monopoly and the Fair Trade Commission of Japan

2. Licenses, approvals, authorizations, declarations, filings and registrations required for the execution and performance of this Agreement by IIJ Group Companies

                     Japanese Securities Notice by IIJ

                     Form 6-K disclosing the details of the New Issuance and the details regarding the execution of this Agreement

                     FCC Filing by IIJ America

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Exhibit 3-16


Class action lawsuit filed with the United States District Court, Southern District of New York (Case No. 01-CV-10974) and lawsuits which may arise in the future which are related thereto.



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                                                                     EXHIBIT 2

                             Joint Filing Agreement

                  This JOINT FILING AGREEMENT, dated as of September 25, 2003, is made by and between Nippon Telegraph and Telephone Corporation, a corporation organized under the laws of Japan ("NTT"), and NTT Communications Corporation, a corporation organized under the laws of Japan ("NTT Communications"). NTT and NTT Communications are together referred to herein as the "Parties" and each individually as a "Party". Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the Parties hereby acknowledge and agree that Schedule 13D is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each Party without the necessity of filing additional joint acquisition statements. The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.

                  IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.


                          NIPPON TELEGRAPH AND TELEPHONE CORPORATION



                          By: /s/ Norio Wada
                             ---------------------------------------
                              Name: Norio Wada
                              Title: President


                          NTT COMMUNICATIONS CORPORATION


                          By: /s/ M. Suzuki
                             ---------------------------------------
                              Name: Masanobu Suzuki
                              Title: President

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                                                                     SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION

         The name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Nippon Telegraph and Telephone Corporation are set forth below. Unless otherwise indicated, each individual's business address is the address of Nippon Telegraph and Telephone Corporation, 2-3-1 Otemachi, Chiyoda-ku, Tokyo 100-8116, Japan, and each individual is a Japanese citizen.

NAME                                PRESENT PRINCIPAL OCCUPATION

Norio Wada                          President

Haruki Matsuno                      Senior Executive Vice President
Hiromi Wasai                        Senior Executive Vice President
Toyohiko Takabe                     Senior Executive Vice President

Satoru Miyamura                     Executive Vice President

Yuji Inoue                          Senior Vice President
Shin Hashimoto                      Senior Vice President
Masaki Mitsumura                    Senior Vice President
Hiroo Unoura                        Senior Vice President
Jun-ichiro Miyazu                   Senior Vice President
Takashi Imai                        Senior Vice President1
Yotaro Kobayashi                    Senior Vice President2

Takao Nakajima                      Statutory Auditor3
Masao Iseki                         Statutory Auditor
Yoshio Miwa                         Statutory Auditor
Keisuke Sada                        Statutory Auditor
Yasuchika Negoro                    Statutory Auditor3




-------------------

1 Outside board member; Chairman of Nippon Steel Corporation, 2-6-3, Otemachi, Chiyoda-ku, Tokyo 100-8071, Japan.

2 Outside board member; Chairman of Fuji Xerox Co., Ltd., 2-17-22, Akasaka, Minato-ku, Tokyo 107-0052, Japan.

3  Outside statutory auditor.

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                                                                     SCHEDULE B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         NTT COMMUNICATIONS CORPORATION

         The name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of NTT Communications Corporation are set forth below. Unless otherwise indicated, each individual's business address is the address of NTT Communications Corporation, 1-1-6 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-8019, Japan, and each individual is a Japanese citizen.

NAME                                PRESENT PRINCIPAL OCCUPATION

Masanobu Suzuki                     President & CEO

Mamoru Ishida                       Senior Executive Vice President
Shuji Tomita                        Senior Executive Vice President

Shunsuke Amiya                      Executive Vice President
Hisao Iizuka                        Executive Vice President
Masae Tamura                        Executive Vice President

Mitsuhiro Takase                    Senior Vice President
Masayuki Nomura                     Senior Vice President
Osamu Inoue                         Senior Vice President
Yo Yusa                             Senior Vice President
Yutaka Aoki                         Senior Vice President
Michio Tashiro                      Senior Vice President
Masayuki Nakagawa                   Senior Vice President
Hiroshi Nakagawa                    Senior Vice President1

Kikuo Mito                          Statutory Auditor2
Kenichi Shiraishi                   Statutory Auditor2
Teruaki Ohara                       Statutory Auditor2



-------------------

1 Outside board member; General Manager of Nippon Telegraph and Telephone Corporation, 2-3-1 Otemachi, Chiyoda-ku, Tokyo 100-8116, Japan.

2 Outside statutory auditor.